SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------


                                SCHEDULE 13D/A-1

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                           United Road Services, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    911384105
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                                 (CUSIP Number)

                             Stephen W. Rubin, Esq.
                               Proskauer Rose LLP
                                  1585 Broadway
                             New York, NY 10036-8299
                                 (212) 969-3000
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       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 16, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                SCHEDULE 13D/A-1
CUSIP No. 911384105
________________________________________________________________________________
1    Names of Reporting Persons

     Charter URS LLC

     I.R.S. Identification Nos. of Above Persons (entities only)
________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions)


     AF
________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings Required Pursuant to Items 2(d) or
     2(e)                                                                    [_]



________________________________________________________________________________
6    Citizenship or Place of Organization


     Delaware
________________________________________________________________________________
               7    Sole Voting Power

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    Shared Voting Power
BENEFICIALLY
                    5,015,466.667
  OWNED BY
               _________________________________________________________________
    EACH       9    Sole Dispositive Power

  REPORTING         None

   PERSON      _________________________________________________________________
               10   Shared Dispositive Power
    WITH
                    5,015,466.667

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned By Each Reporting Person


     5,015,466.667
________________________________________________________________________________
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     22.9%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions)

     00

________________________________________________________________________________

CUSIP No. 911384105            SCHEDULE 13D/A-1


________________________________________________________________________________
1    Names of Reporting Persons


     Charterhouse Equity Partners III, L.P.


     I.R.S. Identification Nos. of Above Persons (entities only)
________________________________________________________________________________
2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a)  [X]
                                                                        (b)  [_]

________________________________________________________________________________
3    SEC Use Only



________________________________________________________________________________
4    Source of Funds (See Instructions)

     00

________________________________________________________________________________
5    Check if Disclosure of Legal Proceedings Required Pursuant to Items 2(d) or
     2(e)                                                                    [_]



________________________________________________________________________________
6    Citizenship or Place of Organization

     Delaware

________________________________________________________________________________
               7    Sole Voting Power

  NUMBER OF         None

   SHARES      _________________________________________________________________
               8    Shared Voting Power
BENEFICIALLY
                    5,015,466.667
  OWNED BY
               _________________________________________________________________
    EACH       9    Sole Dispositive Power

  REPORTING         None

   PERSON      _________________________________________________________________
               10   Shared Dispositive Power
    WITH
                    5,015,466.667

________________________________________________________________________________
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,015,466.667

________________________________________________________________________________
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                      [_]

________________________________________________________________________________
13   Percent of Class Represented by Amount in Row (11)

     22.9%

________________________________________________________________________________
14   Type of Reporting Person (See Instructions)

     PN

________________________________________________________________________________

                                 Amendment No. 1
                                       to
                            Statement on Schedule 13D
                             Pursuant to Rule 13d-1
                                    under the
                   Securities Exchange Act of 1934, as amended


The undersigned hereby amend Items 3 through 5 of the Statement on Schedule 13D filed on their behalf for the event dated December 7, 1998, with the Securities and Exchange Commission. Unless otherwise indicated, capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in such previously filed Statement on Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended by adding the following after the first paragraph:

         The purchase price for $31,500,000 aggregate principal amount of Debentures acquired by Charter URS was $31,500,000. These funds were obtained by Charter URS from the partnership funds of CEP III, which are obtained by CEP III through the capital contributions of its partners.

Item 4. Purpose of Transaction

Item 4 is amended by adding the following as the third paragraph:

         On March 16, 1999, Charter URS purchased an additional $31,500,000 in aggregate principal amount of Debentures pursuant to the terms of the Purchase Agreement. Under the terms of the Investors Agreement, the Issuer increased the size of its Board from ten to eleven members and Charter URS nominated an additional director to the Issuer's Board.

Item 5. Interest in Securities of the Issuer

Item 5 is amended in its entirety by replacing the first and second paragraph with the following:

         Charter URS acquired $43,500,000 in aggregate principal amount of Debentures on December 7, 1998. Charter URS acquired an additional $232,000 in aggregate principal amount of Debentures on December 31, 1998 in connection with a quarterly pay-in-kind dividend payment. On March 16, 1999 Charter URS acquired an additional $31,500,000 in aggregate principal amount of Debentures pursuant to the terms of the Purchase Agreement. The Debentures are convertible at any time until their expiration or earlier redemption into Common Stock at a conversion price of $15.00 per share. Each of Charter URS and CEP III may be deemed to beneficially own 5,015,466.667 shares of Common Stock representing 22.9% of the issued and outstanding shares of Common Stock.

         Each of Charter URS and CEP III have shared voting power and shared dispositive power over the 5,015,466.667 shares of Common Stock.

                                    Signature

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


March 16, 1999                         CHARTER URS LLC


                                       By: /s/Cheri E. Lieberman
                                           ------------------------------------
                                           Name:  Cheri E. Lieberman
                                           Title: Vice President



                                       CHARTERHOUSE EQUITY PARTNERS III, L.P.

                                       By:  CHUSA EQUITY INVESTORS III, L.P.,
                                                   GENERAL PARTNER

                                       By:  CHARTERHOUSE EQUITY III, INC.,
                                                   GENERAL PARTNER


                                       By: /s/Cheri E. Lieberman
                                           ------------------------------------
                                           Name:  Cheri E. Lieberman
                                           Title: Vice President